December 7, 2007

Mr. Robert Telewicz
Senior Staff Accountant
Division of Corporation Finance
US Securities Exchange Commission
Washington, D.C. 20549

By Facsimile: (202) 772-9209 and EDGAR

Re:     The Amacore Group, Inc. (the “Company”)
           Form 10-KSB for Fiscal Year Ended
           December 31, 2006
           Filed April 17, 2007
           Form 10-QSB for Quarterly Period Ended
           June 30, 2007
           Filed August 20, 2007
           File No. 000-27889

Dear Mr. Telewicz:

I refer to your request for further information as detailed in your letter to me dated October 9, 2007 and detail below the information requested in your letter.  To facilitate the staff’s review, we have included the captions and comments from the letter with the Company’s response immediately following.

Form 10-KSB for Fiscal Year Ended December 31, 2006:

Financial Statements

1.	We note your line item called other derivative activities. Please tell us the nature of this line item and reference the authoritative accounting literature relied upon.

Response:  For the year ended December 31, 2006, there is no item labeled “other derivative activities”.  So, we believe you may be referring to the item for the year ended December 31, 2005 which did have a line item for “other derivative activities” in the amount of $529,463 as an addition to Additional Paid in Capital.  If this is the item you are questioning, the item is a result of accretion of dividends on the convertible preferred stock as a result of the previous derivative accounting for those instruments.  The reclassification was in accordance with EITF 00-19 for the accretion of the discounted value of the instrument.

Notes to Consolidated Financial Statements

Notes 7. Notes and Loans Payable, page 25
2.
Please tell us the conversion terms of your convertible promissory notes payable and tell us whether these instruments meet the definition of a conventional convertible instrument in accordance with SFAS 133 and EITF 05-2.  To the extent that these are conventional convertible instruments, tell us whether they contained a beneficial conversion feature at the time of issuance, and if applicable, tell us how you applied the guidance in EITF 98-5.  Additionally revise your disclosure in future filings to include a discussion of the terms of the conversion features related to these instruments.

Response:  The instruments that total the $1,916,950 include convertible instruments that are in default and were due and payable as of the end of their term in 2006 (totaling $1,094,500) and promissory notes without a conversion feature and thus not subject to the rules of EITF 98-5 (totaling $822,450).  The conversion features of the convertible instruments provide for the conversion to be between $0.02 and $0.50 per share.  Specifically, the convertible notes are detailed as follows:

Convertible Promissory Notes

Number	Issue Date	Face Value	Interest Rate	Conversion Price	Maturity	Conversion Date
4	4/02 to 9/02	142,000	10%	$0.50	1 year	Anytime prior to redemption of note
1	10/2006	550,000	0%	$0.02	31/12/2006	Next round of financing*
1	12/06	5,000	8%	$0.02	1 year	Anytime prior to redemption of note
7	12/04 to 5/06	387,500	8%	$0.10	1 year	Anytime prior to redemption of note
1	7/02	10,000	12%	$0.50	1 year	Anytime prior to redemption of note
		1,094,500
* This Note was a bridge loan to be converted into Series F Convertible Preferred Stock.  Series F was never issued and the note holder has agreed to convert the note into Series E Convertible Preferred Stock which has the same terms and conditions as Series F.

Under EITF 98-5 paragraph 5, allocation of the proceeds is to be made to the embedded beneficial conversion feature based upon the intrinsic value by comparing the conversion price to the stock price at the date of the instrument.  Since the conversion price was at or above the stock price at the date of issue for each instrument, no intrinsic value existed at the date of the instrument and therefore no allocation was required.

The Company will in future filings disclose the terms of the conversion features related to these instruments to the extent the instruments are otherwise discussed in such future filings.

Notes 9. Preferred Stock, page 26
3.
We note you issued series D convertible preferred stock and series E convertible preferred stock during 2006.  We note these securities have fixed maturity dates.  Please tell us how you have complied ASR 268 and paragraph 60 of EITF 00-27, or tell us why you believe it was not necessary to record the preferred stock as temporary equity.  Also, please tell us if these instruments contain a beneficial conversion feature.  If applicable, please tell us how you complied with EITF 98-5, or tell us why you believe it was not necessary to record a beneficial conversion feature.

Response:  EITF 00-27, paragraph 60  refers to Issue 00-19 to evaluate wither the issuer controls the actions  or events necessary to issue the number of required shares under the conversion option if that conversion option is exercised by the holder.

The Series D and E convertible preferred stock issues are convertible at the option of the holder.  They are required to be converted by the end of the term of five years.  The issuer is required by their terms to reserve an adequate number of shares of common stock to allow for the conversion of the preferred shares at all times.  Series D is comprised of 138.5 shares with a stated value of $10,000 per share.  The conversion price is $.01 so that the total common shares needed to convert the Series D Preferred is 138,500,000 shares.

The Series E is comprised of 84 shares with at stated value of $10,000 with a conversion price of $0.02 and would convert into 42,000,000 common shares or a total for both the D and E of 180,500,000 shares.

The Company has authorized one billion common shares and at December 31, 2006 there were 91,303,820 shares outstanding. Therefore, there were 908,696,180 shares remaining to be issued which was in excess of the 180,500,000 shares necessary for conversion of the Series D and E preferred.

Since paragraph 60 of EITF 00-27 and ASR 268 apply to stock that is redeemable at a fixed or determinable price or at the option of the holder or under conditions which are not within the control of the issuer, the Series D and E are not subject to classification as mandatory redeemable stock and are properly classified as equity. The Series D and E are not redeemable at a fixed price but rather are convertible only.

Both the Series D and E instruments contain a beneficial conversion feature.  Under EITF 98-5, the intrinsic value of the conversion price versus the stock price is to be recorded as a discount and accreted over the life of the instrument.  EITF 98-6 limits the intrinsic value to the maximum of the proceeds received for the instrument.  The conversion price for Series D and E was $.01 and $0.02 respectively and both have a term of five years.  To account for a discount for a preferred stock under EITF 00-27 the discount would not affect the financial statements since it would only impact Additional Paid in Capital and thus a specific discount would not be required.  As the accretion of the dividends was calculated using the effective interest method and was immaterial to the financial statements, it was not recorded in 2006.  The amount of $25,937 was recorded in 2007 for the 2006 accretion.

4.
We note the holders of the series C mandatory convertible preferred stock exchanged these instruments for series D convertible preferred stock.  Please tell us how you accounted for this exchange, and reference the authoritative accounting literature relied upon.

Response:  The Series C preferred stock (86 shares) was paid off by the issuance of the Series D preferred stock (86 shares) to the same holder that held the Series C stock.  This occurred as part of a larger refinancing whereby convertible debt that had been accounted for as financial derivatives under EITF 00-19 and SFAS 133 was paid off thus eliminating the derivative accounting issues for all instruments.  As a consequence, the convertible debt that was paid off resulted in an extinguishment of debt gain and a reclassification to equity of instruments previously classified as a liability.

The exchange of the Series C for Series D preferred stock in combination with the refinancing of the convertible debt and cancellation of the derivative treatment resulted in a reclassification of the derivative liability attributable to the Series C in the amount of $793,831 from liabilities to equity or specifically Additional Paid in Capital as the value of the Series C in excess of par.

Notes 11. Warrants, page 28
5.
We note you issued warrants during 2005 and 2006.  It does not appear that you have provided all the required disclosures in accordance with SFAS 123(R), specifically the fair value information, intrinsic value information and the compensation expense recorded.  Please explain to us how you have complied with the disclosure requirements of paragraphs 64 and A240-A241 of SFAS 123(R).  Also, please tell us if these warrants were issued to employees or were issued for services and where you have recorded the warrants on your balance sheet.

Response:  During 2006, the Company issued 13,949,000 warrants to directors, employees and consultants for services.  The warrants were valued at each date of issue using the Black-Scholes Option Model with a volatility ranging from 142% to 248%, a risk free interest rate ranging from 4.53% to 5.10%, a life of five years and a zero dividend rate.  This resulted in a expense of approximately $206,000 for the year ended December 31, 2006.  All warrants are fully vested so the value of each warrant was expensed at the time of issue.

Exhibits 31.1 and 31.2
6.
We note your certifications do no comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, you have included the title of the certifying individual at the beginning of the certification and you have replaced the words “most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in case of an annual report)” with “fourth fiscal quarter” in paragraph 4(d).  Please revise your certifications in future filings to comply with the Exchange Act Rules.

Response:  We will revise the certifications in future filings to comply with Exchange Act Rules 13a-14 (a) and 15d-14(a).

Form 10-QSB for the quarterly period ended June 30, 2007:

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introductory Overview, page 13
7.
Please tell us the Company’s accounting policy with respect to the development of software for internal use.  Given that the Company has appeared to expend significant effort developing software for internal use during 2007, explain to us why this policy was not included in your summary of significant accounting policies or your critical accounting policies.

Response:  Fixed Assets include computer equipment and capitalized purchased and internally developed software programs,  all these items are recorded at cost. Depreciation and amortization are provided for, using the straight-line method, in amounts sufficient to relate the cost of depreciable and amortizable assets to operations over their estimated useful lives.

The Company has adopted Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use . This statement requires that certain costs incurred in purchasing or developing software for internal use be capitalized as internal use software development costs and included in fixed assets. Amortization of the software begins as software is ready for its intended use.  An explanation of this accounting policy was included in Note 2, Summary of Significant Accounting Policies, to the Company’s financial statements included in its most recent Quarterly Report on
Form 10-QSB filed with the Commission.  In addition, to the extent applicable, an explanation will be included in the discussion of the Company’s critical accounting policies in its future filings.

A summary of the estimated useful lives of computer hardware and software is presented below:

Estimated useful lives
Computer hardware	3 years
Computer software	3 years

Exhibits 31.1 and 31.2
8.
We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Please amend your filing to revise your certifications to comply exactly with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a).

Response:   The Company will cause its Quarterly Report on Form 10-QSB for the period ended June 30, 2007 to be amended so as to replace Exhibits 31.1 and 31.2 with certifications that comply with Exchange Act Rules 13a-14(a) and 15d-14(a).

In addition to the above, on behalf of the Company, I confirm that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments, please do not hesitate to call me at 813-289-5552.

Sincerely,

/s/ Joe Crisafi
Chief Financial Officer